Mercedes-Benz Auto Receivables Trust 2023-1
Investor Report

Collection Period Ended   31-May-2025

Amounts in USD

Dates

Collection Period No.	29	
Collection Period (from... to)	1-May-2025	31-May-2025
Determination Date	12-Jun-2025	
Record Date	13-Jun-2025	
Distribution Date	16-Jun-2025	
Interest Period of the Class A-1 Notes (from... to)	15-May-2025	16-Jun-2025 Actual/360 Days 32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-May-2025	15-Jun-2025 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	435,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	657,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	657,500,000.00	361,183,112.19	330,498,982.44	30,684,129.75	46.667878	0.502660
Class A-4 Notes	118,600,000.00	118,600,000.00	118,600,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,869,100,000.00**	**479,783,112.19**	**449,098,982.44**	**30,684,129.75**		
Overcollateralization	47,928,299.76	47,925,707.49	47,925,707.49			
Adjusted Pool Balance	1,917,028,299.76	527,708,819.68	497,024,689.93			
Yield Supplement Overcollateralization Amount	200,704,831.25	49,631,104.25	46,352,492.26			
Pool Balance	**2,117,733,131.01**	**577,339,923.93**	**543,377,182.19**			

	Amount	Percentage
Initial Overcollateralization Amount	47,928,299.76	2.50%
Target Overcollateralization Amount	47,925,707.49	2.50%
Current Overcollateralization Amount	47,925,707.49	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.090000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	4.510000%	1,357,446.53	2.064557	32,041,576.28	48.732435
Class A-4 Notes	4.310000%	425,971.67	3.591667	425,971.67	3.591667
Total		**$1,783,418.20**		**$32,467,547.95**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	32,418,737.37	(1) Total Servicing Fee	481,116.60
Interest Collections	2,457,554.40	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	506,592.66	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	1,116,029.56		
Purchase Amounts	31,503.95	(3) Interest Distributable Amount Class A Notes	1,783,418.20
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	132,837.32	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**36,663,255.26**	(6) Regular Principal Distributable Amount	30,684,129.75
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**36,663,255.26**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	3,714,590.71
		Total Distribution	**36,663,255.26**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	481,116.60	481,116.60	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,783,418.20	1,783,418.20	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	1,357,446.53	1,357,446.53	0.00
thereof on Class A-4 Notes	425,971.67	425,971.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,783,418.20	1,783,418.20	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	30,684,129.75	30,684,129.75	0.00
Aggregate Principal Distributable Amount	30,684,129.75	30,684,129.75	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,792,570.75
Reserve Fund Amount - Beginning Balance	4,792,570.75
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	16,265.33
minus Net Investment Earnings	16,265.33
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,792,570.75
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	16,265.33
Net Investment Earnings on the Collection Account	116,571.99
Investment Earnings for the Collection Period	132,837.32

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	2,117,733,131.01	52,827
Pool Balance beginning of Collection Period	577,339,923.93	26,839
Principal Collections	21,467,794.82	
Principal Collections attributable to Full Pay-offs	10,950,942.55	
Principal Purchase Amounts	31,306.20	
Principal Gross Losses	1,512,698.17	
Pool Balance end of Collection Period	543,377,182.19	26,009
Pool Factor	25.66%	

	As of Cutoff Date	Current
Weighted Average APR	4.85%	5.20%
Weighted Average Number of Remaining Payments	54.32	29.15
Weighted Average Seasoning (months)	13.16	41.33

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	530,421,169.46	25,633	97.62%
31-60 Days Delinquent	9,655,335.60	283	1.78%
61-90 Days Delinquent	2,439,226.59	69	0.45%
91-120 Days Delinquent	861,450.54	24	0.16%
Total	543,377,182.19	26,009	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.607%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Current Number of Receivables	Cumulative Amount	Cumulative Number of Receivables
Principal Gross Losses	1,512,698.17	57	81,034,944.22	2,165
Principal Net Liquidation Proceeds	497,194.90		27,601,553.01	
Principal Recoveries	1,078,488.49		23,501,817.55	
Principal Net Loss / (Gain)	(62,985.22)		29,931,573.66	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.135%)
Prior Collection Period	0.030 %
Second Prior Collection Period	0.180 %
Third Prior Collection Period	2.197 %
Four Month Average	0.568%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.413%
Average Net Loss / (Gain)	13,825.21

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.